ZARGON
ENERGY TRUST

07028527

December 5, 2007

SEC MAIL PROCESSING RECEIVED
DEC 06 2007
WASH, D.C. 186 SECTION

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

SUPPL

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's news release dated December 3, 2007. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

B.C. Heagy
Executive Vice President & CFO

PROCESSED
DEC 12 2007
[illegible]
FINANCIAL

BCH/kf

Encl.

FOR IMMEDIATE RELEASE: December 3, 2007

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.28607 to 1.29611. This increase will be effective on December 17, 2007.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
November 30, 2007	1.28607	$0.18	$23.06817	0.01004	December 17, 2007	1.29611

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 17.040 million trust units (ZAR.UN) and 2.099 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the December 17, 2007 revised exchange ratio there would be a total of 19.761 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Executive Vice President and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

END